FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR May 26, 2006

                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION
               (Exact name of Registrant as specified in its charter)

                           -----------------


                      Suite 230-1700 West 75th Avenue
                                Vancouver, BC
                                Canada V6P 6G2
                                (604) 267-6000
                     (Address of principal executive offices)

                           -----------------

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
















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                                     FORM 27

                  MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                   OF THE SECURITIES ACT (BRITISH COLUMBIA)




1.     Reporting Issuer
       ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013


2.    Date of Material Change
      -----------------------

      May 25, 2006


3.    Press Release
      -------------

      May 25, 2006

4.    Summary of Material Change
      --------------------------

Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced today that it expects to deliver to Classic Power a modular 200 tonnes of biomass per day pyrolysis plant in the fourth quarter this year. The plant is currently under fabrication in British Columbia and the first of its component modules are scheduled to be shipped in October. This second commercial plant is expected to be mechanically completed in 2006 and commissioned in the first quarter of 2007. It represents a doubling in capacity over DynaMotive's first commercial plant and will incorporate a number of technological improvements as well as cost saving developments.

DynaMotive also announced that it has initiated fabrication of a second plant in Western Canada. The pyrolysis elements mirror that of the plant under current fabrication, which is earmarked for Ontario. The Company expects to deliver the modular plant to site in early spring of 2007 with mechanical completion expected in the second quarter and full commissioning in the third quarter.

Tecna SA are the consulting engineers and EPCM contractors for both plants and Ramsay Machine Works Ltd. is providing fabrication services and will integrate the modules at its facility in Sidney, British Columbia.

DynaMotive has secured full financing to complete the fabrication of both pyrolysis modules.

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A


7.    Omitted Information
      -------------------

      N/A


8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6630 Churchill Street
      Vancouver, BC V6P 5B1
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 25th day of May 2006.


        DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                    (signed)     "Andrew Kinston"
                                  Andrew Kingston
                                  President & CEO













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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

     DYNAMOTIVE ENERGY SYSTEMS CORPORATION News Release: May 25 2006

DynaMotive Confirms Delivery Schedule for 200 tpd Pyrolysis Plant to Classic
        Power; Initiates Fabrication of Second 200 tpd Plant for Western Canada

Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced today that it expects to deliver to Classic Power a modular 200 tonnes of biomass per day pyrolysis plant in the fourth quarter this year. The plant is currently under fabrication in British Columbia and the first of its component modules are scheduled to be shipped in October. This second commercial plant is expected to be mechanically completed in 2006 and commissioned in the first quarter of 2007. It represents a doubling in capacity over DynaMotive's first commercial plant and will incorporate a number of technological improvements as well as cost saving developments.

DynaMotive also announced that it has initiated fabrication of a second plant in Western Canada. The pyrolysis elements mirror that of the plant under current fabrication, which is earmarked for Ontario. The Company expects to deliver the modular plant to site in early spring of 2007 with mechanical completion expected in the second quarter and full commissioning in the third quarter.

Tecna SA are the consulting engineers and EPCM contractors for both plants and Ramsay Machine Works Ltd. is providing fabrication services and will integrate the modules at its facility in Sidney, British Columbia.

DynaMotive has secured full financing to complete the fabrication of both pyrolysis modules.

About DynaMotive

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources normally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.


For more information on DynaMotive, please call:
Corporate Communications:
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: info@dynamotive.com     Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements".

Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission

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